United States securities and exchange commission logo





                               August 29, 2023

       Xavier Zee
       Chief Financial Officer
       AMTD Digital Inc.
       27-29 rue de Bassano
       75008 Paris

                                                        Re: AMTD Digital Inc.
                                                            Form 20-F for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-40463

       Dear Xavier Zee:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended April 30, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

   1. We note your statement that you reviewed your register of members as of August 23,
                                                        2023, and public
filings, including Schedule 13Gs and Schedule 13Ds and amendments thereto, made by your
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were
                                                        reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Xavier Zee
AMTD Digital Inc.
August 29, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your disclosure pursuant to Item Item 16I(b)(3) addresses ownership or control by governmental entities in the PRC. However, we note your definition of PRC on p. ii distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.



                                                           Sincerely,
FirstName LastNameXavier Zee
                                                           Division of
Corporation Finance
Comapany NameAMTD Digital Inc.
                                                           Disclosure Review
Program
August 29, 2023 Page 2
cc:       Shu Du
FirstName LastName